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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b*).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person.

John Hancock Financial Services, Inc. (1)
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

P.O. Box 111
--------------------------------------------------------------------------------
                                    (Street)

Boston                                 MA                   02117
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Nexell Therapeutics Inc. (NEXL)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


04-3483032
________________________________________________________________________________
4.   Statement for Month/Year


12/00
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [ ]  Form filed by One Reporting Person
     [X]  Form filed by More than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================




                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                       (Month/Day/Year)   (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If form is filed by more than one reporting person, see Instruction
     4(b)(v).


                                                                 SEC 2270 (3/99)
                                   Page 1 of 3

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Series B Cumulative                   J (2)             11/24/99   (3)      Common 2,727,272.75  $11.00       30,000     (4)   (4)
Convertible                                                                 Stock
Preferred Stock
------------------------------------------------------------------------------------------------------------------------------------
Series B Cumulative                   J (2)             11/24/99   (3)      Common   181,818.25  $11.00        2,000     (5)   (5)
Convertible                                                                 Stock
Preferred Stock
------------------------------------------------------------------------------------------------------------------------------------
Series B Cumulative                   J (2)             11/24/99   (3)      Common       90,909  $11.00        1,000     (6)   (6)
Convertible                                                                 Stock
Preferred Stock
------------------------------------------------------------------------------------------------------------------------------------
Class B Warrant to                    J (2)             11/24/99  12/16/04  Common   357,142.75  $12.00   357,142.75     (4)   (4)
Purchase                                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
Class B Warrant to                    J (2)             11/24/99  12/16/04  Common     23,809.5  $12.00     23,809.5     (5)   (5)
Purchase                                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
Class B Warrant to                    J (2)             11/24/99  12/16/04  Common    11,904.75  $12.00    11,904.75     (6)   (6)
Purchase                                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrant to                    J (2)             11/24/04  12/16/04  Common  714,285.5-0(7) $.04  714,285.5-0(7)  (4)   (4)
Purchase                                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrant to                    J (2)             11/24/04  12/16/04  Common     47,619-0(7) $.04     47,619-0(7)  (5)   (5)
Purchase                                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrant to                    J (2)             11/24/04  12/16/04  Common   23,809.5-0(7) $.04   23,809.5-0(7)  (6)   (6)
Purchase                                                                    Stock
====================================================================================================================================

Explanation of Responses:

(1) The Reporting Persons are as follows: John Hancock Financial Services, Inc
    ("JHFS"), JHFS's direct wholly-owned subsidiary John Hancock Life Insurance
    Company ("JHLICO"), JHLICO's direct wholly-owned subsidiary, John Hancock
    Variable Life Insurance Company ("JHVLICO") and JHVLICO's direct wholly-owned subsidiary, Investors Partner Life Insurance Company ("Partners"). See attached
    Joint Filer Information.
(2) On 6/15/00 the Issuer implemented a 4 for 1 reverse split to shareholders of record as of that date.
(3) The Preferred Stock automatically converts to Common Stock on November 24, 2006.
(4) Directly owned by JHLICO. These securities may be deemed beneficially owned indirectly by JHFS.
(5) Directly owned by JHVLICO. These securities may be deemed beneficially owned indirectly by JHFS and JHLICO.
(6) Directly owned by Partners. These securities may be deemed beneficially owned indirectly by JHFS, JHLICO and JHVLICO.
(7) Number of shares of Common Stock into which Class A Warrants are exercisable depends on market price on November 24, 2004.

John Hancock Financial Services, Inc.

By:/s/Barry J. Rubenstein                                February 13, 2001
---------------------------------------------            -----------------------
   Barry J. Rubenstein                                          Date
   Vice President, Counsel & Secretary

**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                 SEC 2270 (3/91)
                                   Page 2 of 3


                             Joint Filer Information
                             -----------------------



              Issuer Name and Trading Symbol: Nexell Therapeutics, Inc. (NEXL)

              Date of Event Requiring Statement: December 31, 2000

              Designated Reporter: John Hancock Financial Services, Inc.



1.       Name and address of Reporting Person:                   2.       Name and address of Reporting Person:
         -------------------------------------                            ------------------------------------

         John Hancock Life Insurance Company                              Investors Partners Life Insurance Company
         200 Clarendon Street                                             200 Clarendon Street
         Boston, MA 02117                                                 Boston, MA 02117

         IRS Number:  04-1414660                                          IRS Number:  13-3072894
         ----------                                                       ----------



         By:  _____________________________________                       By:  _____________________________________
                 Stephen J. Blewitt                                               Stephen J. Blewitt
                 Authorized Signatory                                             Authorized Signatory



3.       Name and address of Reporting Person:
         ------------------------------------

         John Hancock Variable Life Insurance Company
         200 Clarendon Street
         Boston, MA 02117

         IRS Number:  04-2664016
         ----------



         By:  _____________________________________
                 Stephen J. Blewitt
                 Authorized Signatory


                                  Page 3 of 3

